Exhibit to Accompany Item 77c
Form N-SAR

Ariel Investment Trust


RESULTS OF THE SPECIAL MEETING

A special meeting of the shareholders of the Ariel
Premier Growth Fund and the Ariel Premier Bond Fund was held on May 20, 2003.

The matters voted on by the shareholders of record as of April 1, 2003 and the results of the vote at the shareholder meeting held May 20, 2003 were as follows:

Ariel Premier Growth Fund

To approve the investment sub-advisory agreement between Ariel Capital Management, Inc. and Lincoln
Equity Management, LLC.

For		930,189.393
Against		-
Abstain		-
Total		930,189.393

Ariel Premier Bond Fund

To approve the investment sub-advisory agreement between Ariel Capital Management, Inc. and Lincoln
Capital Fixed Income Management Company, LLC.

For		15,718,125.66
Against		20,658.24
Abstain		19,604.43
Total		15,758,388.33